Exhibit 4.5

[Talend’s letterhead]

[Beneficiary’s name]
[Personal address]
On [ • ] 2017

By electronic delivery

Re:

[Madam/Sir],

We are pleased to inform you (the “Beneficiary”) that, pursuant to the authorization granted by the shareholders of Talend, a French société anonyme (the “Company”) at their meeting held on June 6th, 2017, the Company’s board of directors (the “Board”), during its meeting held on [  •  ], 2017, has granted you a total number (“Total Grant”) of [  •  ] free shares (actions gratuites) of the Company (the “RSUs”), par value EUR 0.08 each, subject to the terms and conditions of this Grant Notice (including any applicable exhibits and appendices attached hereto) (the “Grant Notice”) and the plan approved by the Board on July 28, 2017 (the “2017 Plan”), a copy of which is attached hereto. Unless otherwise defined herein, capitalized terms used in this Grant Notice have the same meanings given to such terms in the 2017 Plan.

The RSUs are governed by articles L. 225-197-1 et seq. of the French commercial code. They are not part of the employment agreement or of the office which has allowed you to be granted the RSUs, nor do they constitute an element of your remuneration.

In compliance with the 2017 Plan and applicable French law, the acquisition of your RSUs will be effective and final (i.e., the underlying Shares will be issued to you and be your property) as they vest during the Vesting Period (as described below), unless you cease to be an [employee/officer] of the Group for any reason whatsoever during the Vesting Period and thus the Continuous Presence Condition set forth in the 2017 Plan is not met; provided, however, that the acquisition date of your RSUs may be accelerated under certain terms and conditions as set forth in the 2017 Plan; and provided further, however, that the acquisition date of your RSUs may be accelerated in accordance with the terms of certain Company policies affecting Beneficiary and/or agreements between any member of the Group and Beneficiary, including, without limitation, any change of control and severance agreement between any member of the Group and Beneficiary.

Unless otherwise elected on the election form on Appendix 1 (the “Election Form”), the Vesting Period of your RSUs is as follows:

Vesting Period	Vested RSUs

[February/May/August/November] 15, 20[year of Grant + 2 years] (“First Vesting Date”)	50% of Total Grant

Quarterly thereafter until the end of the second anniversary of the First Vesting Date	6.25% of Total Grant

Upon effective acquisition of your RSUs and except otherwise set forth in the 2017 Plan or the Election Form, your RSUs will not be subject to an additional Holding Period.

The other terms and conditions of your RSUs are further detailed in the 2017 Plan.  In addition, depending on your jurisdiction of residency and/or work, other terms and conditions may apply to your RSUs, as set out in the attached Exhibits A and B.

Moreover, if you timely complete and return the Election Form in the attached Appendix 1, certain additional terms may apply to your RSUs that will supersede the provisions set forth in this Grant Notice.

In order to effect the Grant of RSUs to you, please sign and return to us via our electronic acceptance procedure no later than on [notice date + 30 days] 2017 one copy of (i) this Grant Notice (together with duly executed copy of the Election Form, if applicable) and (ii) the 2017 Plan, failing which the above Grant shall be null and void as from such date.

Yours sincerely,

[ • ]

Acknowledgement of Grant Notice

By accepting the Grant through the Company’s electronic acceptance procedure, the Beneficiary represents that he or she has perused this Grant Notice (including Exhibits A and B, as well as Appendix 1, if applicable) which he or she accepts, and acknowledges that he or she is bound by this Grant Notice as from the date of such acceptance.

Exhibit A

to

Grant Notice

Talend 2017 Free Share Plan

Provisions for All Beneficiaries

This Exhibit A includes additional (or if so indicated, different) terms and conditions that govern the RSUs.

1.              Non-Transferability of RSUs.  The RSUs may not be transferred in any manner otherwise than by will or by the laws of descent or distribution.  The terms of the 2017 Plan and this Grant Notice shall be binding upon the executors, administrators, heirs, successors and assignees of the Beneficiary.

2.              Tax Obligations.

(a)                                 Responsibility for Taxes.   The Beneficiary acknowledges that, regardless of any action taken by the Company or, if different, the Beneficiary’s employer (the “Employer”), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Beneficiary’s participation in the 2017 Plan and legally applicable to the Beneficiary (“Tax-Related Items”) is and remains the Beneficiary’s responsibility and may exceed the amount actually withheld by the Company or the Employer, if any.  The Beneficiary further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant of the RSUs, the acquisition of the Shares, the lifting of any restrictions on the Shares, the subsequent sale of the Shares acquired under the 2017 Plan and the receipt of any dividends or other distributions on the Shares, and (ii) do not commit to and are under no obligation to structure the terms of the Grant or any aspect of the RSUs to reduce or eliminate the Beneficiary’s liability for Tax-Related Items or achieve any particular tax result.  The Beneficiary acknowledges and agrees that the Company may refuse to deliver the Shares or the proceeds of the sale of Shares if the Beneficiary fails to comply with the Beneficiary’s obligations in connection with the Tax-Related Items.

(b)                                 Tax Withholding. Prior to any relevant taxable or tax withholding event, as applicable, the Beneficiary agrees to make appropriate arrangements with the Company and/or the Employer for the satisfaction of all Tax-Related Items. In this regard, to the extent permissible under local law, the Beneficiary authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the withholding obligation for Tax-Related Items by one or a combination of the following:

(i)  requiring the Beneficiary to tender a cash payment to the Company or the Employer in the amount of the Tax-Related Items;

(ii) withholding from the Beneficiary’s wages or other cash compensation paid to the Beneficiary by the Company or the Employer;

(iii)  withholding from proceeds of the sale of Shares acquired under the 2017 Plan, either through a voluntary sale or through a mandatory sale arranged by the Company (on the Beneficiary’s behalf pursuant to this authorization without further consent); and/or

(iv) any other method permitted under the 2017 Plan and applicable law.

The withholding obligation for Tax-Related Items with respect to RSUs acquired prior to the second anniversary of the Date of Grant (if any) shall be satisfied by Beneficiary tendering a cash payment to the Company or the Employer in the amount of the Tax-Related Items.

Unless the “Cash Default Withholding” box is checked on the Election Form, the withholding obligation for Tax-Related Items with respect to RSUs acquired on or after the first anniversary of the First Vesting Date (as defined in the Election Form) shall be satisfied through a mandatory sale arranged by the Company (on Beneficiary’s behalf pursuant to this authorization without further consent) until otherwise determined by the Board in its sole discretion.

Depending on the withholding method and to the extent permitted under the 2017 Plan and applicable law, the Company and/or the Employer may withhold or account for Tax-Related Items by considering minimum statutory withholding amounts or other applicable withholding rates, including maximum rates applicable in a jurisdiction (in which case the Beneficiary will receive a refund of any over-withheld amount in cash and will have no entitlement to the equivalent amount in Shares).

If the Beneficiary is subject to Tax-Related Items in more than one jurisdiction, the Beneficiary acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

3.              Nature of Grant.  In accepting the Grant, the Beneficiary acknowledges, understands and agrees that:

(a)                                 the 2017 Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2017 Plan and this Grant Notice;

(b)                                 the Grant of the RSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;

(c)                                  all decisions with respect to future RSU grants, if any, will be at the sole discretion of the Company;

(d)                                 the Beneficiary’s participation in the 2017 Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate the Beneficiary’s employment relationship at any time with or without cause;

(e)                                  the Beneficiary is voluntarily participating in the 2017 Plan;

(f)                                   the RSUs and the Shares subject to the RSUs, and the income and value of the same, are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which are outside the scope of the Beneficiary’s employment contract, if any;

(g)                                  the RSUs and the Shares subject to the RSUs, and the income and value of the same, are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h)                                 the RSUs and the Shares subject to the RSUs are not intended to replace any pension rights or compensation;

(i)                                     the RSU grant will not be interpreted to form an employment contract with the Company, the Employer or any affiliated entity of the Company;

(j)                                    the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(k)                                 no claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from termination of the Beneficiary’s Presence (regardless of the reason for the termination and whether or not the termination is later found to be invalid or in breach of employment laws in the jurisdiction where the Beneficiary is employed or the terms of the Beneficiary’s employment agreement, if any);

(l)                                     in the event of termination of the Beneficiary’s Presence, the Beneficiary’s right to receive the RSUs and to acquire the relevant Shares, if any, will terminate effective as of the date the Beneficiary receives notice of termination regardless of when such termination is effective; the Company shall have the exclusive discretion to determine when the Beneficiary’s Presence has terminated for purposes of the RSUs; any period of notice, or compensation in lieu of such notice, that is given or ought to have been given under any contract, statute, common law or civil law shall be excluded from the period of the Beneficiary’s Presence; and

(m)                             neither the Company nor any of its affiliated entities shall be liable for any foreign exchange fluctuation between the Beneficiary’s local currency and the United States dollar or any other currency that may affect the value of the RSUs, or the value of any amount due to the Beneficiary pursuant to the RSUs or the subsequent sale of any Shares acquired under the 2017 Plan.

4.                                      No Advice Regarding Grant. The Company is not providing any tax, legal, or financial advice nor is the Company making any recommendations regarding the Beneficiary’s participation in the 2017 Plan or the Beneficiary’s acquisition or sale of the underlying Shares.  The Beneficiary should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the 2017 Plan.

5.                                      Data Privacy. The Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Beneficiary’s personal data as described in this document by and among, as applicable, the Employer, the Company and its affiliated entities for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2017 Plan.

The Beneficiary understands that the Company and the Employer may hold certain personal information about the Beneficiary, including, but not limited to, the Beneficiary’s name, home address and telephone number, e-mail address, date of birth, social insurance number or other identification number (e.g., resident registration number), salary, nationality, passport number, job title, any shares or directorships held in the Company, details of all RSUs or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in the Beneficiary’s favor (“Data”), for the exclusive purpose of implementing, administering and managing the 2017 Plan.

The Beneficiary understands that Personal Data may be transferred to Solium Shareworks or any other third parties assisting in the implementation, administration and management of the 2017 Plan.  The Beneficiary understands that the recipients of Data may be located in the United States or elsewhere, and that the recipient’s country may have different data privacy laws and protections than the Beneficiary’s country.  When required for transfers of the Data to a recipient located in a country outside of the EU, the Company implements adequate legal safeguards such as appropriate contractual clauses. The Beneficiary understands that he or she may request a list with the names and addresses of any potential recipients of Data, as well as confirmation of the legal safeguards implemented — and a copy of the contractual clauses securing the transfer, if any —  by contacting the Beneficiary’s local human resources representative. The Beneficiary authorizes the Company, Solium Shareworks and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2017 Plan to receive, possess, use, retain and transfer Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Beneficiary’s participation in the 2017 Plan, including any requisite transfer of such Data to Solium Shareworks or another third party with whom the Beneficiary may elect to deposit any Shares received under the 2017 Plan.

The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2017 Plan.  The Beneficiary understands that he or she  may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data, exercise its rights to erasure and restriction, right to object, right to Data portability or refuse or withdraw the consents herein, in any case without cost, by contacting the Beneficiary’s local human resources representative.

Further, the Beneficiary understands that he or she is providing the consents herein on a purely voluntary basis. If the Beneficiary does not consent, or if the Beneficiary later seeks to withdraw his or her consent, his or her employment status would not be affected; the only consequence of refusing or withdrawing consent is that the Company would not be able to grant the RSUs to the Beneficiary or administer or maintain the RSUs.  Therefore, the Beneficiary understands that refusing or withdrawing the Beneficiary’s consent may affect the Beneficiary’s ability to participate in the 2017 Plan.  For more information on the consequences of refusal to consent or withdrawal of consent, the Beneficiary may contact the Beneficiary’s local human resources representative. Beneficiary also has the right to lodge a complaint with a supervisory authority in relation to the processing of his Data.

6.                                      Country-Specific Provisions.  The RSUs and any Shares subject to or acquired pursuant to the RSUs shall be subject to any special terms and conditions set forth for the Beneficiary’s country in Exhibit B.  Moreover, if the Beneficiary relocates to one of the countries included in Exhibit A, the special terms and conditions for such country will apply to the Beneficiary to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.

7.                                      Imposition of Other Requirements. The Company reserves the right to impose other requirements on the RSUs and any Shares subject to or acquired upon vesting of the RSUs, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Beneficiary to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

8.                                      Exchange Control, Tax and/or Foreign Asset/Account Reporting. The Beneficiary acknowledges that there may be exchange control, tax, foreign asset and/or account reporting requirements which may affect the Beneficiary’s ability to acquire or hold Shares acquired under the 2017 Plan or cash received from participating in the 2017 Plan (including from any dividends or other distributions paid on Shares acquired under the Plan) in a brokerage/bank account or legal entity outside the Beneficiary’s country.  The Beneficiary may be required to report such accounts, assets, the balances therein, the value thereof and/or the transactions related thereto to the tax or other authorities in Beneficiary’s country.  The Beneficiary also may be required to repatriate sale proceeds or other funds received as a result of participation in the 2017 Plan to the Beneficiary’s country through a designated bank or broker or within a certain time after receipt.  The Beneficiary acknowledges that it is his or her responsibility to be compliant with such regulations.

9.                                      Insider Trading Restrictions / Market Abuse Laws. The Beneficiary acknowledges that he or she may be subject to insider trading restrictions and/or market abuse laws which may affect the Beneficiary’s ability to acquire or sell Shares or rights to Shares (e.g., the RSUs) during such times as the Beneficiary is considered to have “insider information” regarding the Company (as defined by any applicable law).  Any restriction under these laws or regulations is separate from and in addition to any restriction that may be imposed under any applicable Company insider trading policy.

10.                               Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to the RSUs and participation in the 2017 Plan by electronic means or to request the Beneficiary’s consent to participate in the 2017 Plan by electronic means.  The Beneficiary hereby consents to receive such documents by electronic delivery and agrees to participate in the 2017 Plan through an online or electronic system established and maintained by the Company or a third party designated by the Company.

11.                               Waiver. The Beneficiary acknowledges that a waiver by the Company of breach of any provision of this Grant Notice shall not operate or be construed as a waiver of any other provision of this Grant Notice or of any subsequent breach by the Beneficiary or any other Beneficiary.

12.                               Entire Agreement. The 2017 Plan is incorporated herein by reference.  The 2017 Plan and this Grant Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Beneficiary with respect to the subject matter hereof, and may not be modified adversely to the Beneficiary’s interest except by means of a writing signed by the Company and the Beneficiary.

13.                               Governing Law; Venue.   This Grant Notice is governed by the laws of the Republic of France.  Any claim or dispute arising under the 2017 Plan or this Grant Notice shall be subject to the exclusive jurisdiction of the court competent for the place of the registered office of the Company.

14.                               U.S. Taxpayers.  The following provisions apply if the Beneficiary is subject to taxation in the United States without regard to the country of residence of the Beneficiary.

(a)                                 The Shares that become definitively acquired (vest) pursuant to Article 6 of the 2017 Plan shall be issued to the Beneficiary upon the date they become definitely acquired (vest) and in any event no later than 45 days thereafter.  Nothing in the foregoing shall prevent the Holding Period from applying to the Shares that are issued to the Beneficiary or shall otherwise contravene any provisions contained in Article 7.

(b)                                 It is intended that the RSUs are exempt from or compliant with Section 409A of the U.S. Internal Revenue Code (together with any U.S. Department of Treasury Regulations promulgated and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the date hereof and any proposed regulations on which taxpayers may rely) (“Section 409A”), and the 2017 Plan and this Grant Notice shall be interpreted, construed and operated to reflect such intent. However, notwithstanding any other provision of the 2017 Plan or this Grant Notice, the Board shall have the right in its sole discretion (without any obligation to do so) to adopt such amendments to the 2017 Plan and/or this Grant Notice, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as it determines are necessary or appropriate for the RSUs to comply with the requirements of Section 409A. The Company does not make any representation to the Beneficiary or any other party that the RSUs satisfy the requirements of Section 409A and will have no liability or other obligation to indemnify or hold harmless the Beneficiary or any other party for any tax, additional tax, interest or penalties that the Beneficiary or any other party may incur in the event that any provision of the 2017 Plan and/or this Grant Notice, or any amendment or modification thereof or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

Exhibit B

to

Grant Notice

Talend 2017 Free Share Plan

Country-Specific Provisions for Beneficiaries Outside of France

This Exhibit B includes additional (or if so indicated, different) terms and conditions that govern the RSUs if the Beneficiary is in one of the countries listed herein.  If the Beneficiary is a citizen or resident of a country (or if the Beneficiary is considered as such for local law purposes) other than the one in which the Beneficiary is currently residing and/or working, or if the Beneficiary transfers to another country after being granted the RSUs, the Company will, in its discretion, determine the extent to which the terms and conditions contained herein will be applicable to the Beneficiary.

CANADA

Securities Law Notification.  The Beneficiary is permitted to sell the Shares acquired under the 2017 Plan through the designated broker appointed under the 2017 Plan, if any, provided the re-sale of the Shares acquired under the 2017 Plan takes place outside of Canada through the facilities of a securities exchange on which the Shares are listed.  The Shares are currently listed on the NASDAQ.

The following provisions will also apply to Beneficiaries who are resident in Quebec:

Data Privacy.  The following provision supplements Section 5 (Data Privacy) of Exhibit A to the Grant Notice:

The Beneficiary hereby authorizes the Company and the Company’s representatives to discuss with and obtain all relevant information from all personnel, professional or non-professional, involved in the administration and operation of the 2017 Plan.  The Beneficiary further authorizes the Company, any of its affiliated entities, as well as a third party service provider, to disclose and discuss the 2017 Plan with their advisors and to record all relevant information and keep such information in Beneficiary’s employee file.

Language Consent.  The parties acknowledge that it is their express wish that the Grant Notice, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Consentement Relatif à la Langue Utilisée.  Les parties reconnaissent avoir expressement souhaité que la convention “Grant Notice”, ainsi que tous les documents, avis et procédures judiciaries, éxecutés, donnés ou intentés en vertu de, ou liés, directement ou indirectement à la présente convention, soient rédigés en langue anglaise.

DENMARK

Stock Option Act. The Beneficiary acknowledges that he or she has received an Employer Statement in Danish which sets forth additional terms applicable to the RSUs, to the extent that the Danish Stock Option Act applies to the RSUs.

GERMANY

No country-specific provisions.

INDIA

No country-specific provisions.

IRELAND

No country-specific provisions.

ITALY

Data Privacy. The following provision replaces in its entirety Section 5 (Data Privacy) of Exhibit A to the Grant Notice:

The Beneficiary understands that the Employer, the Company, and its affiliated entities may hold certain personal information about the Beneficiary, including the Beneficiary’s name, home address and telephone number, e-mail address, date of birth, social insurance number or other identification number (e.g., resident registration number), salary, nationality, passport number, job title, any shares or directorships held in the Company, details of all RSUs or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in the Beneficiary’s favor (“Data”), for the exclusive purpose of implementing, administering and managing the 2017 Plan.

The Beneficiary also understands that providing the Company with Data is necessary for the performance of the 2017 Plan and that the Beneficiary’s refusal to provide Data would make it impossible for the Company to perform its contractual obligations and may affect the Beneficiary’s ability to participate in the 2017 Plan.  The Controller of personal data processing is Talend, with its principal operating offices at 800 Bridge Parkway, Suite 200, Redwood City, California 94065, and its representative in Italy is Talend Italy S.r.l., with its office at Milano (MI) Foro, Buonaparte 70 Cap 20121.

The Beneficiary understands that Data will not be publicized, but it may be transferred to banks, other financial institutions or brokers involved in the management and administration of the 2017 Plan.  The Beneficiary further understands that the Company and its affiliated entities will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of the Beneficiary’s participation in the 2017 Plan, and that the Company and/or its affiliated entities may each further transfer Data to third parties assisting the Company in the implementation, administration and management of the 2017 Plan, including any requisite transfer to a broker or another third party with whom the Beneficiary may elect to deposit any Shares acquired under the 2017 Plan.  Such recipients may receive, possess, use, retain and transfer Data in electronic or other form, for the purposes of implementing, administering and managing the Beneficiary’s participation in the 2017 Plan.  The Beneficiary understands that these recipients may be located in the European Economic Area, or elsewhere, such as the United States.  Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the 2017 Plan, the Beneficiary understands that the Company will delete Data as soon as it has accomplished all the necessary legal obligations connected with the management and administration of the 2017 Plan.

The Beneficiary understands that Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/2003.

The processing activity, including communication, the transfer of Data abroad, including outside of the European Economic Area, as herein specified and pursuant to applicable laws and regulations, does not require the Beneficiary’s consent thereto as the processing is necessary to performance of contractual obligations related to implementation, administration and management of the 2017 Plan. The Beneficiary understands that, pursuant to Section 7 of the Legislative Decree no. 196/2003, the Beneficiary has the right to, including but not limited to, access, delete, update, ask for rectification of Data and cease, for legitimate reason, any processing of Data.  Furthermore, the Beneficiary is aware that Data will not be used for direct marketing purposes.  In addition, Data may be reviewed and questions or complaints can be addressed by contacting the Beneficiary’s local human resources department.

Plan Document Acknowledgement.  The Beneficiary acknowledges that the Beneficiary has been given access to the 2017 Plan, has reviewed the 2017 Plan and the Grant Notice in their entirety and fully understands and accepts all provisions of the 2017 Plan and the Grant Notice.  Further the Beneficiary specifically and expressly approves the following clauses of Exhibit A to the Grant Notice: Section 2 - Tax Obligations; Section 7 - Imposition of Other Requirements; Section 10 - Electronic Delivery and Participation; Section 14 - Governing Law; Venue.

JAPAN

No country-specific provisions.

NETHERLANDS

No country-specific provisions.

SINGAPORE

Securities Law Notification. The grant of the RSUs under the 2017 Plan is being made pursuant to the “Qualifying Person” exemption under section 273(1)(f) of the Securities and Futures Act (Chapter 289, 2006 Ed.) (“SFA”) and is not made with a view to the Shares being subsequently offered for sale to any other party.  The 2017 Plan has not been lodged or registered as a prospectus with the Monetary Authority of Singapore.  The Beneficiary should note that the RSUs are subject to section 257 of the SFA and the Beneficiary will not be able to make (i) any subsequent sale of the Shares in Singapore or (ii) any offer of such subsequent sale of the Shares subject to the RSUs in Singapore, unless such sale or offer is made (a) more than six months after the date of Grant or (b) pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the SFA (Chapter 289, 2006 Ed.).

CEO and Director Notification Information.  If the Beneficiary is the Chief Executive Officer (“CEO”) or a director, associate director or shadow director of an affiliated entity of the Company in Singapore (a “Singapore Entity”), the Beneficiary is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Singapore Entity in writing when the Beneficiary receives an interest (e.g., RSUs, Shares) or disposes of an interest in the Company or any related companies.  These notifications must be made within two business days of (i) acquiring or disposing of any interest in the Company or any of its affiliated entities or (ii) becoming the CEO or a director, associate director or shadow director if such an interest exists at that time.

SPAIN

Nature of Grant.  The following provision supplements Section 3 (Nature of Grant) of Exhibit A to the Grant Notice:

By accepting the RSUs, the Beneficiary acknowledges that her or she has received a copy of the 2017 Plan.

The Beneficiary further acknowledges, understands and agrees that the Company has unilaterally, gratuitously and discretionally decided to grant RSUs under the 2017 Plan to employees of the

Company and its affiliated entities throughout the world.  The decision to grant the RSUs is a limited decision that is entered into upon the express assumption and condition that any Grant will not economically or otherwise bind the Company or any of its affiliated entities on an ongoing basis other than as set forth in this Grant Notice.  Consequently, the Beneficiary understands that any Grant is given on the assumption and condition that it shall not become a part of any employment contract (either with the Company or any of its affiliated entities) and shall not be considered a mandatory benefit, salary for any purpose (including severance compensation) or any other right whatsoever.  Further, the Beneficiary understands and freely accepts that there is no guarantee that any benefit shall arise from any gratuitous and discretionary grant since the future value of the RSUs and the Shares is unknown and unpredictable.

Additionally, the Beneficiary understands that the right to acquire the Shares subject to the RSUs is expressly conditioned on his or her continued and active rendering of service to the Employer (or the Company or an affiliated entity) such that if the Beneficiary’s employment terminates for any reason whatsoever (except as expressly provided in Articles 6.3 and 6.4 of the 2017 Plan), the Beneficiary will definitely and irrevocably lose his or her right to acquire the relevant Shares as described in the 2017 Plan.  This will be the case, for example, even if (a) the Beneficiary is considered to be unfairly dismissed without good cause (i.e., subject to a “despido improcedente”); (b) the Beneficiary is dismissed for disciplinary or objective reasons or due to a collective dismissal; (c) the Beneficiary terminates service due to a change of work location, duties or any other employment or contractual condition; (d) the Beneficiary terminates service due to the Company’s or any of its affiliated entity’s unilateral breach of contract; or (e) the Beneficiary’s employment terminates for any other reason whatsoever.  Consequently, upon termination of the Beneficiary’s employment for any of the above reasons, the Beneficiary will automatically lose the right to any Shares that have not been definitively acquired by the Beneficiary prior to the date of termination of employment.

Finally, the Beneficiary understands that this Grant would not be made to the Beneficiary but for the assumptions and conditions referred to herein; thus, the Beneficiary acknowledges and freely accepts that should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any Grant of RSUs shall be null and void.

Securities Law Notification.  No “offer of securities to the public,” as defined under Spanish law, has taken place or will take place in the Spanish territory in connection with the RSUs. This Grant Notice has not been nor will it be registered with the Comisión Nacional del Mercado de Valores, and does not constitute a public offering prospectus.

SWITZERLAND

Securities Law Notification. The Grant of the RSUs and the issuance of any Shares is not intended to be a public offering in Switzerland.  Neither this document nor any other materials relating to the RSUs constitute a prospectus as such term is understood pursuant to article 652a of the Swiss Code of Obligations, and neither this document nor any other materials relating to the RSUs may be publicly distributed nor otherwise made publicly available in Switzerland.  Neither this document nor any other offering or marketing material relating to the RSUs have been or will be filed with, or approved or supervised by, any Swiss regulatory authority (in particular, the Swiss Financial Market Supervisory Authority (FINMA)).

UNITED KINGDOM

Tax Obligations. The following provision supplements Section 2 (Tax Obligations) of Exhibit A to the Grant Notice:

Without limitation to Section 2 of Exhibit A, the Beneficiary agrees that the Beneficiary is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items as and when requested by the Company or any affiliated entity or by Her Majesty’s Revenue and Customs (“HMRC”) (or any other tax authority or any other relevant authority). The  Beneficiary also agrees to indemnify and keep indemnified the Company and any affiliated entity against any Tax-Related Items that they are required to pay or withhold on the Beneficiary’s behalf or have paid or will pay to HMRC (or any other tax authority or any other relevant authority).

Section 431 Election. The Beneficiary acknowledges and agrees that if requested by the Company or the Employer, the Beneficiary will enter into, jointly with the Employer, the joint election within Section 431 of the U.K. Income Tax (Earnings and Pensions) Act 2003 (“ITEPA 2003”) in respect of computing any tax charge on the acquisitions of “restricted securities” (as defined in Sections 423 and 424 of ITEPA 2003), and the Beneficiary will not revoke such election at any time.  If applicable, this election will be to treat the Shares as if they were not restricted securities (for U.K. tax purposes only).

UNITED STATES

No country-specific provisions.

Appendix 1

to

Grant Notice

Talend 2017 Free Share Plan

Election Form

I am completing this election form (the “Election Form”) in connection with the receipt of the RSUs that are the subject of the Grant Notice (the “RSUs”) and electing to designate one or both of the following (each, an “Election Term”):

•                  The Vesting Period that applies to my RSUs; and/or

•                  The default method for satisfying the Tax-Related Items for the Shares I acquire under the RSUs

Vesting Period

☐            By checking this box, I hereby elect for the following Vesting Period to apply to the RSUs in lieu of the Vesting Period set forth in the Grant Notice.

Vesting Period	Vested RSUs	Holding Period

[February/May/August/November] 15, 20[year of Grant + 1 year] (the “First Vesting Date”)	25% of Total Grant	Holding Period from the First Vesting Date to [February/May/August/November] 15, 20[year of Grant + 2 years] (the “Mandatory Date”).

Quarterly thereafter until the end of the third anniversary of the First Vesting Date	6.25% of Total Grant	For any RSUs that vest before the Mandatory Date, then a Holding Period shall apply to the relevant RSUs from their Vesting Date to the Mandatory Date.

Acknowledgements

By checking the box immediately above, I acknowledge and agree to the following:

1.              For any RSUs that I acquire before the Mandatory Date, I agree to satisfy any applicable withholding obligation of any related Tax-Related Items by tendering a cash payment to the Company or the Employer in the amount of the Tax-Related Items in advance of such vesting date.  If I fail to make the appropriate arrangements for the payment of any Tax-Related Items when any of these RSUs otherwise are supposed to vest or Tax-Related Items related to RSUs otherwise are due, to the extent permissible under applicable law, the Company may refuse to deliver the Shares or the proceeds of the sale of Shares.

2.              The acquisition date of my RSUs may be accelerated under certain terms and conditions as set forth in the 2017 Plan, or in accordance with the terms of certain Company policies affecting me and/or agreements between any member of the Group and me, including, without limitation, any change of control and severance agreement between any member of the Group and me.

3.              Any Shares that vest before the Mandatory Date pursuant to the Vesting Period above shall be subject to an additional mandatory Holding Period starting on the relevant Vesting Date and expiring on the Mandatory Date. During the Holding Period, I agree and acknowledge that I will not have the ability to dispose of the Shares prior to expiration of the Holding Period to cover the cost of such Tax-Related Items or any other tax obligations associated with the RSUs I acquire prior to the expiration of the Holding Period.

4.              My election on this Election Form with respect to the Vesting Period is irrevocable with respect to the RSUs. A new separate Election Form must be submitted with respect to any future grant of restricted stock units.

5.              I understand that I may, if I choose, check the box under the “Vesting Period” and not the box under the “Default Tax Withholding Mechanism.”

Default Tax Withholding Mechanism

☐            By checking this box, I hereby elect that, to the extent permitted by applicable law, I shall satisfy any withholding obligation of any Tax-Related Items for any Shares I acquire under my RSUs on or after the Mandatory Date by tendering a cash payment to the Company or the Employer in the amount of the Tax-Related Items in advance of such date (the “Cash Default Withholding”).

Acknowledgements

By checking the box immediately above, I acknowledge and agree to the following:

1.              Except as otherwise restricted by applicable law, my election of the Cash Default Withholding is irrevocable with respect to the RSUs unless and until otherwise approved by the Board. A new separate Election Form must be submitted with respect to any future grant of restricted stock units.

2.              If I fail to make the appropriate arrangements for the payment of any Tax-Related Items via the Cash Default Withholding when the RSUs otherwise are supposed to vest or Tax-Related Items related to RSUs otherwise are due, to the extent permissible under applicable law, the Company may refuse to deliver the Shares or the proceeds of the sale of Shares.

3.              I understand that I may, if I choose, check the box under the “Default Tax Withholding Mechanism” but not the box under the “Vesting Period.”

I have received the Grant Notice and 2017 Plan.  I have carefully read, understand and agree to be bound by all of the terms and conditions of the Grant Notice and 2017 Plan.  The Company has advised me to consult my legal, accountant and/or financial advisor before making any decision about the Election Form.

Nothing herein will be construed as a right to my continued employment or service with the Company or any affiliated entity of the Company for any period and my employment or service may be terminated at any time by me or the Company or my Employer, with or without cause or notice, subject to the provisions of applicable law.

Unless this form is timely completed properly and returned to the Company by [notice date + 30 days], 2017, the RSUs will be granted and issued subject to the terms of the Grant Notice and the 2017 Plan, and this Election Form will have no impact.

Capitalized terms used herein will have the meaning ascribed to them in the Grant Notice or the 2017 Plan, unless otherwise defined herein.

If you have any questions regarding this Election Form, please contact Aaron Ross, General Counsel by email at aross@talend.com.

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